Tradeweb Direct LLC

(SEC I.D. NO. 8-52278)
Statement of Financial Condition as of December 31, 2023, and Report of Independent Registered Public Accounting Firm

Filed pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a Public Document

PUBLIC

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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Annual Reports

Form X-17A-5

Part III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

SEC FILE NUMBER
8-52278

FILING FOR THE PERIOD BEGINNING	01/01/2023	AND ENDING	12/31/2023
	MM/DD/YY		MM/DD/YY

A.   REGISTRANT IDENTIFICATION

NAME OF FIRM: **Tradeweb Direct LLC**

TYPE OF REGISTRANT (check all applicable boxes):

■ Broker-dealer   □ Security-based swap dealer   □ Major security-based swap participant

□ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1177 Avenue of the Americas

(No. and Street)

New York	**NY**	**10036**
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Jonathan Pittinsky	**646-430-6092**	jonathan.pittinsky@tradeweb.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Deloitte & Touche LLP

(Name – if individual, state last, first, and middle name)

30 Rockefeller Plaza	**New York**	**NY**	**10012**
(Address)	(City)	(State)	(Zip Code)

10/20/2003	**34**
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

This filing contains (check all applicable boxes):**

X   (a) Statement of financial condition.

X   (b) Notes to statement of financial condition.

☐   (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).

☐   (d) Statement of cash flows.

☐   (e) Statement of changes in stockholder's or partners' or sole proprietor's equity.

☐   (f) Statement of changes in liabilities subordinated to claims of creditors.

☐   (g) Notes to financial statements.

☐   (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.

☐   (i) Computation of tangible net worth under 17 CFR 240.18a-2.

☐   (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.

☐   (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.

☐   (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.

☐   (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.

☐   (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.

☐   (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.

☐   (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.

X   (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.

☐   (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐   (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable (filed separately).

X   (t) Independent public accountant's report based on an examination of the statement of financial condition.

☐   (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.

☐   (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐   (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable (filed separately).

☐   (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.

☐   (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).

☐   (z) Other:

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

Affirmation

I, Jonathan Pittinsky, affirm that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Tradeweb Direct LLC, as of December 31, 2023, are true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



Jonathan Pittinsky
Chief Financial Officer

Pursuant to the statement from the staff of the Division of Trading and Markets regarding the notarization requirements applicable to the Impacted Paper Submissions or in the electronic filings of a broker-dealer's annual reports required under paragraph (d) of SEC Rule 17a-5 and the difficulties arising from COVID-19, Tradeweb Direct LLC is making this filing without a notarization.



Deloitte & Touche LLP
30 Rockefeller Plaza
New York, NY 10112-0015
USA

Tel: +1 212 492 4000
Fax: +1 212 489 1687
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Managers and Member of Tradeweb Direct LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Tradeweb Direct LLC (the "Company") as of December 31, 2023, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit of the financial statement provides a reasonable basis for our opinion.

Deloitte & Touche LLP

February 26, 2024

We have served as the Company's auditor since 2019.

Tradeweb Direct LLC
Statement of Financial Condition
December 31, 2023 (in thousands)

Assets

Cash and cash equivalents	$	54,544
Accounts receivable		14,472
Deposits with clearing brokers		5,956
Other assets		312
Total assets	$	75,284

Liabilities and Member's Capital

Liabilities

Accounts payable and accrued liabilities	$	851
Accrued compensation		4,795
Payable to affiliates		7,106
Total liabilities		12,752

Member's capital

Member's capital		62,532
Total liabilities and member's capital	$	75,284

The accompanying notes are an integral part of this financial statement.

Tradeweb Direct LLC
Notes to Financial Statement
December 31, 2023

1. Organization

Tradeweb Direct LLC (the "Company") is a registered broker-dealer under the Securities Exchange Act of 1934, a member of the Financial Industry Regulatory Authority ("FINRA") and a member of the Municipal Securities Rulemaking Board ("MSRB"). The Company also relies on the Ontario Securities Commission International Dealer Exemption in the Canadian provinces of Ontario and Quebec, is registered as an exempt firm with the Netherlands Authority for the Financial Markets and is a Recognized Body of the Dubai Financial Services Authority. The Company operates an electronic trading system for its clients as a registered alternative trading system ("ATS").

The Company is a consolidating subsidiary of Tradeweb Markets LLC ("Markets"). On April 3, 2019, Markets became a consolidating subsidiary of Tradeweb Markets Inc. ("TWMI") through a series of reorganization transactions ("Reorganization Transactions") that were completed in connection with TWMI's initial public offering ("IPO") which was completed on April 8, 2019. The Company's primary businesses are to operate, for its clients, a proprietary, internet-based bond trading platform (the "Tradeweb Direct" platform), dedicated to the market for fixed income securities and to maintain a riskless principal division, including retail and wholesale sectors, that provides execution services to dealers and institutional customers on a non-disclosed basis.

2. Significant Accounting Policies

Basis of Accounting

The financial statement has been presented in conformity with accounting principles generally accepted in the United States of America.

Use of Estimates

The preparation of the financial statement in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates and the difference may be material to the financial statement.

Cash and Cash Equivalents

Cash and cash equivalents consists of cash and highly liquid investments (such as short-term money market instruments) with remaining maturities at the time of purchase of less than three months.

Allowance for Credit Losses

The Company continually monitors collections and payments from its clients and maintains an allowance for credit losses. The allowance for credit losses is based on an estimate of the amount of potential credit losses in existing accounts receivable, as determined from a review of aging schedules, past due balances, historical collection experience and other specific account data. Careful analysis of the financial condition of the Company's counterparties is also performed.

Translation of Foreign Currency

Assets and liabilities denominated in currencies other than U.S. dollars are recorded in U.S. dollars at the rate of exchange prevailing at the transaction date. Monetary assets and liabilities that are denominated in foreign currencies are then remeasured at the end of each reporting period at the exchange rate prevailing at the end of the reporting period.

Income Tax

The Company, together with Markets and other affiliates, is a multiple member limited liability company which is taxed as a partnership. As a partnership, Markets is subject to unincorporated business taxes on income earned, or losses incurred, in certain state and local jurisdictions. The taxable income or loss of the Company is also includable in the Federal and state income tax returns of Markets' individual members.

No income tax provision is required to be recorded by the Company as it is a disregarded entity for income tax purposes and therefore not subject to income tax. The tax effects of its income and losses accrue directly to Markets. The Company elected not to be allocated a share of the consolidated amount of current and deferred tax expense incurred by Markets. This election was made in order to simplify the Company's accounting for income taxes.

Stock-Based Compensation

The stock-based payments received by the employees of the Company are accounted for as equity awards. The Company measures and recognizes the cost of employee services received in exchange for awards of equity instruments based on their estimated fair values measured as of the grant date. These costs are recognized as an expense over the requisite service period, with an offsetting increase to member's capital. The grant-date fair value of stock-based awards that do not require future service (i.e., vested awards) are expensed immediately. Forfeitures of stock-based compensation awards are recognized as they occur.

For grants made during the post-IPO period, the fair value of the equity instruments is determined based on the price of TWMI's Class A common stock on the grant date.

Prior to the IPO, the Company awarded options to management and other employees (collectively, the "Special Option Award") under the Amended and Restated Tradeweb Markets Inc. Option Plan (the "Option Plan"). The significant assumptions used to estimate the fair value as of grant date of the options awarded prior to the IPO did not reflect changes that would have occurred to these assumptions as a result of the IPO. The non-cash stock-based compensation expense associated with the Special Option Award began being expensed in 2019.

The Company uses the Black-Scholes pricing model to value its option awards. Determining the appropriate fair value model and calculating the fair value of the option awards requires the input of highly subjective assumptions, including the expected life of the option awards and the stock price volatility.

For performance-based restricted stock units that vest based on market conditions, the Company recognizes stock-based compensation based on the estimated grant date fair value of the awards computed with the assistance of a valuation specialist using a Monte Carlo simulation on a binomial model. The significant assumptions used to estimate the fair value of the performance-based restricted stock units that vest based on market conditions are years of maturity, annualized volatility and the risk-free interest rate. The maturity period represents the period of time that the award granted was modeled

into the future, the risk-free interest rate is based on the U.S. Treasury yield curve in effect at the time of measurement corresponding with the maturity period of the award and the expected volatility is based upon historical volatility of TWMI's Class A common stock.

Fair Value Measurement

The fair value of a financial instrument is the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (the exit price). Instruments that the Company owns (long positions) are marked to bid prices, and instruments that the Company has sold, but not yet purchased (short positions) are marked to offer prices. Fair value measurements do not include transaction costs.

The fair value hierarchy under ASC 820, *Fair Value Measurement* ("ASC 820"), prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under ASC 820 are described below.

Basis of Fair Value Measurement

A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

Level 1   Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

Level 2   Quoted prices in markets that are not considered to be active or financial instruments for which all significant inputs are observable, either directly or indirectly;

Level 3   Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

Included in cash and cash equivalents are $38,556,000 of money market funds which are classified within level 1 of the fair value hierarchy because they are valued using quoted market prices in active markets. The Company has no instruments that are classified within levels 2 or 3 of the fair value hierarchy.

The Company's financial instruments not measured at fair value include accounts receivable, which are classified within level 2 of the fair value hierarchy, and deposits with clearing brokers, which are classified within level 1 of the fair value hierarchy, and approximate fair value due to the short-term nature of these assets.

3. Deposits With Clearing Brokers

Deposits with clearing brokers consists of a $5,956,000 deposit with Pershing BNY Mellon ("Pershing") through which the Company clears its trades relating to the riskless principal business. This deposit is covered under Proprietary Accounts of Brokers ("PAB") agreements with Pershing.

4. Stock-Based Compensation Plans

TWMI and Markets have stock incentive plans which provide for the grant of performance-based restricted share units that vest based on the financial performance of TWMI ("PRSUs"), restricted share units ("RSUs"), performance-based restricted stock units that vest based on market conditions ("PSUs") and options, to encourage employees of Markets and its subsidiaries and affiliates to participate in the long-term success of TWMI and Markets.

PRSUs are promises to issue actual shares of common stock and generally cliff vest on January 1 of the third calendar year from the calendar year of the date of grant. The fair value of PRSUs is calculated on the grant date using the stock price of TWMI's Class A common stock. The number of shares a participant will receive upon vesting is determined by a performance modifier, which is adjusted as a result of the financial performance of the TWMI in the grant year. The performance modifier can vary between 0% (minimum) and 200% (maximum) of the target (100%) award amount for awards granted during 2022 and prior years. PRSUs granted during 2023 had a 250% maximum performance modifier. Compensation expense for PRSUs that cliff vest is recognized on a straight-line basis over the vesting period for the entire award. The number of shares included in expense each period is based on management's estimate of the probable final performance modifier for those grants, with such estimate updated each period until the performance modifier is finalized.

RSUs are promises to issue actual shares of common stock at the end of a vesting period. RSUs generally vest one-third each year over a three-year period. The grant date fair value of RSUs is determined using the stock price of TWMI's Class A common stock. The grant-date fair value of RSUs are amortized into expense on a straight-line basis over the requisite service period for the entire award.

PSUs are promises to issue actual shares of common stock and cliff vest on January 1 of the third calendar year from the calendar year of the date of grant. The number of shares a participant will receive upon vesting is determined by a performance modifier, which is adjusted as a result of TWMI's total shareholder return over a three-year performance period. The performance modifier can vary between 0% (minimum) and 250% (maximum) of the target (100%) award amount. The grant date fair value of PSUs, determined using a Monte Carlo simulation model, is recognized as compensation expense on a straight-line basis over the vesting period for the entire award, regardless of the number of shares received by the participant at vesting.

The significant assumptions used to estimate the fair value of PSUs estimated using the Monte Carlo simulation model were as follows:

	March 15, 2023 PSU Grant
Maturity (years)	2.8
Annualized Volatility	28.81 %
Risk-free Interest Rate	3.77 %

Prior to the IPO, Markets granted the Special Option Award to management and other employees and granted additional options subsequent to the IPO in December 2019, under the Option Plan. Each option award vests one half based solely on the passage of time and one half only if the Markets achieves certain performance targets. The options have a four-year graded vesting schedule, with accelerated vesting for the time-based Special Option Award options originally scheduled to vest in years three and four that were accelerated upon completion of the IPO. The stock-based compensation expense recognition commenced upon the completion of the IPO.

The grant-date fair value of the time-based options related to the Special Option Award are amortized into expense over the requisite service period on a straight-line basis, with each tranche separately measured. The grant-date fair value of the time-based December 2019 Grants are amortized into expense on a straight-line basis over the requisite service period for the entire award.

For the portion of all awards that require both future service and the achievement of Markets performance-based conditions, the grant-date fair value for each tranche is separately amortized into expense over the requisite service period for the requisite performance-based condition. If in a reporting period it is determined that the achievement of a performance target for a performance-based tranche is not probable, then no expense is recognized for that tranche and any expenses already recognized relating to that tranche in prior reporting periods are reversed in the current reporting period.

TWMI can elect to net-settle exercised options by reducing the shares of its Class A common stock to be issued upon such exercise by the number of shares of its Class A common stock having a fair market value on the date of exercise equal to the aggregate option price and withholding taxes payable in respect of the number of options exercised. The Company may then pay these employee payroll taxes from the Company's cash.

TWMI and Markets allocates to the Company compensation expense relating to PRSUs, RSUs, PSUs and option awards granted to employees of the Company.

5. Net Capital Requirements

The Company conducts municipal securities brokers' broker activities and, as such, is subject to SEC Rule 15c3-1(a)(8)(iii) which requires a minimum net capital of $150,000, or 6 2/3% of aggregate indebtedness. The Company conducts riskless principal trading and operates pursuant to SEC Rule 15c3-3(k)(2)(ii) (the Customer Protection Rule), clearing all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer.

With respect to the name give up trading activity conducted across the Tradeweb Direct platform, the Company (1) does not carry accounts of or for customers; and (2) does not carry PAB accounts (as defined in SEC Rule 15c3-3). Therefore, in light of Footnote 74 of the 2013 Release adopting amendments to SEC to Rule 17a-5 and SEC guidance provided on July 1, 2020, the Company is considered a Non-Covered Firm.

At December 31, 2023, the Company had net capital of approximately $46,976,000 which exceeded its requirement of $850,000 by $46,126,000. The Company's ratio of aggregate indebtedness to net capital was 0.27 to 1.

6. Related Party Transactions

The Company reimburses Markets and certain subsidiaries of Markets for expenses paid on its behalf for various services including payroll, marketing, professional fees, communications, data costs and certain other administrative services under an expense sharing agreement.

7. Credit Risk

Cash and cash equivalents includes cash and highly liquid investments held by a limited number of global financial institutions, including cash amounts in excess of federally insured limits. To mitigate this

concentration of credit risk, the Company invests through high-credit-quality financial institutions, monitors the concentration of credit exposure of investments with any single obligor and diversifies as determined appropriate.

The Company may be exposed to credit risk regarding its receivables, which are primarily receivable from financial institutions, including investment managers and broker-dealers. At December 31, 2023, the Company maintained an allowance for credit losses of $5,000 with regard to these receivables.

8. Indemnifications

The Company has agreed to indemnify the clearing broker for losses that it may sustain from the customer accounts introduced by the Company. Pursuant to the clearing agreement, the Company is required to reimburse the clearing broker without limit for any losses incurred due to any counterparty's failure to satisfy its contractual obligations. However, the transactions are collateralized by the underlying security, thereby reducing the associated risk to changes in the market value of the security through the settlement date. As a result of the settlement of these transactions, there were no amounts to be indemnified to the clearing broker for the customer accounts at December 31, 2023.

9. Subsequent Events

There were no subsequent events requiring adjustment to the financial statements or disclosure through February 26, 2024, the date that the Company's financial statements were issued.